ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Statement of Financial Condition

As December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Rothschild & Co US Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rothschild & Co US Inc. (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

New York, New York
March 9, 2022

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

As of December 31, 2021

Table of Contents

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	327,008,900
Advisory fees receivable, net		33,693,800
Receivables from related parties, net		7,562,800
Securities owned, at fair value		4,684,600
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,106,600)		2,516,800
Deferred taxes		21,477,800
Prepaid expenses and other assets		2,607,600
Total assets	$	399,552,300

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	179,715,100
Payables to related parties		30,699,700
Taxes payable		93,300
Total liabilities		210,508,100
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		85,436,300
Retained earnings		103,599,300
Total stockholder's equity		189,044,200
Total liabilities and stockholder's equity	$	399,552,300

See accompanying notes to statement of financial condition

1

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

(1) Organization

Rothschild & Co US Inc. (the Company) is a wholly-owned subsidiary of Rothschild & Co North America Inc. (the Parent, which is an indirect subsidiary of Rothschild & Co (the ultimate parent)). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers & acquisitions, restructuring, debt advisory, and equity advisory.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP). All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $224,116,100 and money market funds of $102,892,800. All of the Company's cash and cash equivalents are held at two major financial institutions and therefore are subject to the credit risks of the financial institutions.

(c) Securities Owned, at Fair Value

Securities transactions are recorded on a trade-date basis. Accounting Standards Codification Topic 820 (ASC 820), *Fair Value Measurements*, defines fair value and establishes a consistent framework for measuring fair value in accordance with U.S. GAAP. See Note 3 for a complete discussion of the impact of ASC 820 on the Company's statement of financial condition.

(d) Advisory Fees

As of December 31, 2021, advisory fees receivable, net, includes $2,506,500 of accrued fees and $364,000 of unbilled expenses. Receivables are shown net of an allowance for doubtful accounts of $450,000.

The Company's advisory fee receivables are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

2

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

The activities in the Company's third-party allowance for doubtful accounts are as follows:

Balance at December 31, 2020 $	168,900
Provision for doubtful accounts	729,600
Write-offs	(448,500)
Recoveries	-
Balance at December 31, 2021 $	450,000

The activities in the Company's allowance for doubtful accounts from related parties are as follows:

Balance at December 31, 2020 $	-
Provision for doubtful accounts	525,000
Write-offs	-
Recoveries	-
Balance at December 31, 2021 $	525,000

(e)   *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, modified such that the Company's net operating losses and capital losses are considered realized by the subsidiary in its separate financial statements when those net operating losses are used by the Parent in its consolidated or combined tax return with a cash settlement at that time. The Company considers the Parent and its subsidiaries' sources of taxable income in evaluating whether the Company's deferred tax assets are expected to be realized to the extent that those deferred tax assets would create net operating losses or capital losses recoverable in the consolidated or combined tax returns. For the year ended December 31, 2021, the Company recorded $141,900 related to taxes paid on behalf of affiliates as a receivable from related parties on the statement of financial condition. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(f) *Premises and Equipment*

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease. Right-of-use (ROU) assets related to leases are amortized over the life of the lease. The Company does not have any ROU assets on its statement of financial condition.

(g) *Use of Estimates*

The preparation of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and the differences may be material.

(h) *Indemnifications*

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820 which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to its Fidelity money market account and securities owned, and to determine the amounts included in fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements)

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company's securities owned are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	2021			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents (money market funds) $	102,892,800	-	-	102,892,800
Securities owned, at fair value				
Equity securities	4,684,600	-	-	4,684,600
Total assets at fair value $	107,577,400	-	-	107,577,400

The following table represents the Company's fair value hierarchy for those financial assets and liabilities not carried at fair value as of December 31, 2021. The carrying value of receivables not accounted for at fair value approximates fair value because of the relatively short maturity dates.

(continued)

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

	2021			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash and cash equivalents	$ 224,116,100	-	-	224,116,100
Advisory fees receivable, net	-	33,693,800	-	33,693,800
Receivables from related parties, net	-	7,562,800	-	7,562,800
Total assets at fair value	$ 224,116,100	41,256,600	-	265,372,700
Liabilities:				
Payable to related parties	$ -	30,699,700	-	30,699,700
Taxes payable	-	93,300	-	93,300
Accounts payable and accrued expenses	-	179,715,100	-	179,715,100
Total liabilities at fair value	$ -	210,508,100	-	210,508,100

(4) Income Taxes

The Company's deferred tax asset is comprised of:

Deferred tax assets and liabilities:	
Deferred compensation	$ 14,711,100
Accrued compensation	6,377,300
NOL Carryforward	353,900
Depreciation and amortization, net	(266,600)
Unrealized gain or loss on investment	(538,100)
Allowance for doubtful accounts	116,700
Other	723,500
Deferred tax asset	$ 21,477,800

The Company believes that the deferred tax asset is more likely than not realizable because it has a history of earnings and the ability to carry back.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At December 31, 2021, accounts payable and accrued expenses include gross unrecognized tax benefits of $314,200.

6

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at December 31, 2021 will decrease within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2018 to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2018 to present are open to examination by New York State tax authorities. Tax years for 2018 to present are open to examination by New York City tax authorities.

As of December 31, 2021, we have available, for tax return purposes, unused state NOLs of $5,156,200, which primarily relate to New York State, New York City and California and will expire in various years from 2035 to 2039.

(5) Rothschild & Co Equity Scheme

In 2021, Rothschild & Co implemented the "2021 Rothschild & Co Equity Scheme (EQS21)" ("Equity Scheme" or "EQS") which continues to promote the alignment of interest between the Rothschild & Co ("R&Co") shareholders and the plan participants, by awarding R&Co stock options to the participants in conjunction with a participant's investment in R&Co shares. Two new senior members of the Company were required to participate in the Equity Scheme. The minimum investment was 10,000 shares and the maximum investment was 20,000 shares. Participant investments could be satisfied through a cash contribution or through the use of a portion of the participant's deferred compensation (previously granted). Upon vesting, the Company will deliver the R&Co shares to participants. All participants in the EQS plans elected to use their deferred compensation to make this investment. The total amount of deferred compensation contributed toward the purchase of EQS21 R&Co stock was $918,800 or 20,000 shares in 2021. As the Company was holding 15,000 shares from a forfeit in 2021, it purchased 5,000 shares and rolled the existing 15,000 shares into EQS21. Refer to Note 8 for the discussion of the Company's deferred compensation arrangements.

EQS investments made by participants in R&Co shares vest at the end of four years, aside from EQS19 EP, which vest at the end of three years. The Company's obligation to deliver the R&Co stock (upon vesting) is accounted for as a liability in accordance with ASC 718, *Compensation – Stock Compensation*. During the year ended December 31, 2021, the Company recorded $656,500 of credits to accounts payable and accrued expenses relating to the vesting of benefits under this plan.

In order to economically hedge the Company's obligation to deliver to R&Co shares in the future, the Company purchased an additional 5,000 shares of R&Co stock in 2021. The fair value of all R&Co EQS stock investments was $1,946,300 as of December 31, 2021 and is included in securities owned, at fair value on the statement of financial condition.

For each 2021 R&Co share investment made by participants in EQS21, R&Co granted four R&Co stock options with different strike prices. The options vest over one, two, and three years, respectively. Upon vesting, R&Co will deliver the options to participants. The options granted are classified as "equity awards" in accordance with ASC 718. The grant date fair value of the R&Co options issued in

7

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

2021 was $359,500. The Company amortizes the grant date fair value of these awards over the requisite vesting period. During the year ended December 31, 2021, the Company recorded $246,300 of credits to additional paid-in-capital relating to the vesting of these options.

In addition to the EQS plans, the "Non-Cash Instrument 2021 Plan" (NCI21) was launched in 2021. In accordance with the European Capital Requirements Directive, a proportion of the deferred amount of variable compensation awarded to "Regulated Persons" across the R&Co group were settled in non-cash instruments ("NCI") – i.e. R&Co share awards. R&Co determined that two employees from the Company were Regulated Persons and thus were required to place a portion of their deferred compensation into the NCI21 plan. The share-deliveries vest over a period of one to three years and there are no stock options awarded to the participants.

The total amount of deferred compensation contributed toward the purchase of NCI21 R&Co stock was $849,700 or 23,338 shares during the year ended December 31, 2021. In order to economically hedge the Company's obligation to deliver to R&Co shares in the future, the Company purchased an additional 23,338 shares of R&Co stock in April 2021. The fair value of all R&Co NCI stock investments was $2,738,300 as of December 31, 2021 and is included in securities owned, at fair value on the statement of financial condition.

(6) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management. The Company elected not to make contributions to the plan for the fiscal year ended December 31, 2021.

(7) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715-30, *Defined Benefit Plans – Pension* covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. As of December 31, 2021, the plan has paid out all liabilities owed to participants and there is no remaining balance in accounts payable and accrued expenses on the statement of financial condition.

(8) Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at December 31, 2021 was $56,662,500, associated with both voluntary and mandatory deferred compensation plans to both current and former employees and $86,284,700, related to current year bonuses that were not subject to deferral and will be substantially paid in March 2022. The total deferred compensation disbursements for 2021 were $27,128,100. As of December 31, 2021, mandatory deferred compensation plan benefits expected to be paid are as follows: $19,769,500 in 2022, $31,250,600 in 2023 and $25,419,000 in 2024.

Effective for the year ended December 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions.

8

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

Compensation subject to mandatory deferral earns interest at a rate determined quarterly by management. For the year ended December 31, 2021, the interest rates for mandatory deferred compensation were 0.24% from January 1, 2021 through March 31, 2021, 0.20% from April 1, 2021 through June 30, 2021, 0.14% from July 1, 2021 through September 30, 2021, and 0.13% from October 1, 2021 through December 31, 2021. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd, and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company.

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary and annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended December 31, 2021, the interest rate for this plan was 0.10% from January 1, 2021 through December 31, 2021. The deferred amounts, plus interest, will be paid out, based on elections determined by the employees. Included in accounts payable and accrued expenses on the statement of financial condition is $0 associated with voluntary deferrals.

(9) Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

The Company has intercompany agreements with other affiliates to allocate costs for certain support functions (including, but not limited to, Facilities, Finance, Information Technology, Human Resources and Compliance).

Receivables from and payables to related parties are recorded gross, by entity, and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs, and vendor out-of-pocket expenses.

(10) Commitments and Contingencies

(a) Commitments

In September 2012, the Parent entered into a sixteen-year agreement for a new headquarter facility. The Parent allocates, on a square-foot basis, monthly rental expense to the Company and some of its affiliates.

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

In January 2019, the Company also transferred assignment of the leases of additional facilities in Washington D.C., Los Angeles, California, Palo Alto, California, and Chicago, Illinois to the Parent, which is now the official lessee.

The minimum future annual base-rental cash payments associated with the leases above are as follows:

Year	Amount
2022	$ 7,260,100
2023	6,712,800
2024 and beyond	34,983,700
	$ 48,956,600

The rental commitments above are covered by a cost sharing agreement between the Company and the Parent, where the Company has agreed to reimburse the Parent for the costs based on the square feet of the space used. The Company has not issued any guarantees of payment in the event of a default by the Parent to the lessor, aside from the Washington D.C. lease. The guarantee issued on the Washington D.C. lease is immaterial in the context of the statement of financial condition.

As of December 31, 2021, the gross estimated minimum future compensation commitments are as follows: $1,668,500 in 2022, and $2,223,200 in 2023 and $110,800 in 2024 and beyond. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b) *Contingencies*

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

10

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2021

(11) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At December 31, 2021, the Company had net capital of $121,291,300, which was $121,041,300 in excess of its required minimum net capital of $250,000.

(12) Subsequent Events

The Company has evaluated subsequent events for the period from January 1, 2022 through March 9, 2022, the date which the accompanying statement of financial condition were issued and notes that there are no material events that management is aware of that would require recognition or disclosure.